April 29, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Fallbrook Technologies Inc. Registration Statement on Form S-1 File No. 333-164915
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Fallbrook Technologies Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, of the Company’s Registration Statement on Form S-1, File No. 333-164915, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 16, 2010.
The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of the Company’s common stock as contemplated by the Registration Statement. The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions with respect to this matter, please contact Jeffrey C. Thacker of DLA Piper LLP (US) at (858) 638-6728.

Very truly yours,
By:	/s/ William G. Klehm III
William G. Klehm III
Chief Executive Officer

cc:	Craig S. Andrews, Esq. Jeffrey C. Thacker, Esq.